March 24, 2023

VIA EDGAR

United States Securities and Exchange

Commission Division of Corporate Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Howard Efron

Dear Mr. Efron:

Further to our prior correspondence relating to potential subsequent events post December 31, 2022, please note that the Hart-Scott-Rodino waiting period with respect to CommonSpirit Health’s pending purchase of Steward Healthcare’s Utah facilities expired on March 17, 2023 without comment from the Federal Trade Commission or Department of Justice.

Very truly yours,

MEDICAL PROPERTIES TRUST, INC.

MPT OPERATING PARTNERSHIP, L.P.

by Medical Properties Trust, Inc., the sole member of its general partner

/s/ R. Steven Hamner

R. Steven Hamner

Executive Vice President and Chief Financial Officer